INTERLINE BRANDS, INC.

701 San Marco Boulevard

Jacksonville, FL 32207

April 26, 2013

Via Electronic Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jay Ingram

Re:	Interline Brands, Inc.
Registration Statement on Form S-1
File No. 333-187272

Dear Mr. Ingram:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Interline Brands, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on March 15, 2013 (as amended, the “Registration Statements”) be accelerated so that the Registration Statement may become effective at 12:00 p.m. Eastern Time on April 30, 2013, or as soon thereafter as it is practicable.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,
INTERLINE BRANDS, INC.

By:	/s/ Michael Agliata
Name:	Michael Agliata, Esq.
Title:	Vice President, General Counsel and Secretary